

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2020

Kevin A. Richardson II
Chief Executive Officer
SANUWAVE Health, Inc.
3360 Martin Farm Road, Suite 100
Suwanee, GA 30024

      Re: SANUWAVE Health, Inc.
          Preliminary Proxy Statement on Schedule 14A
          Filed December 8, 2020
          File No. 000-52985

Dear Mr. Richardson II:

      We have completed our review of your filing, as amended. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences

cc: John M. Rafferty, Esq.